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The Committee of Concerned Luby's Shareholders
P. O. Box 6983
Tyler, Texas 75711
800/657-2286

December 8, 2000

Dear Fellow Shareholders of Luby's, Inc.:

     As shareholders of Luby's, Inc. ("Luby's"), we have become dissatisfied with the performance of Luby's in recent years and have formed The Committee of Concerned Luby's Shareholders ("Committee") to nominate three (3) persons for election as Directors of Luby's ("Nominees"). In the Committee's opinion, Luby's needs new blood at the most senior level. The Committee believes that its Nominees will help revitalize Luby's. We have nominated: (1) Elisse Jones Freeman;
(2) Herbert Leslie ("Les") Greenberg; and (3) Thomas C. Palmer. The Committee needs you to vote for its Director nominees.

     The Committee is seeking your support because it believes that Luby's is a company in some trouble.

     In 1997, the Board of Directors ("BOD") of Luby's, knowing that Luby's faced fierce competition in the food service industry, hired Mr. Barry J.C. Parker ("Parker"), a person with NO prior working experience in the food service industry, as the President and Chief Executive Officer of Luby's for a period of three (3) years. From 1989 to June 1996, Mr. Parker was employed as the Chairman of the Board, Chief Operating Officer and President of County Seat Stores, Inc., an apparel retailer which filed for bankruptcy protection in October 1996.

     "[F]or three years, Luby's has struggled with slumping profits, ... As the company scrambled to deal with its troubles, it drove away numerous managers with decades of experience because of cuts in pay, loss of autonomy and a corporate culture that has become increasingly top-down." (HoustonChronicle.com, 10/28/00) (Please see Sections entitled "Declining Sales, Net Profits and Market Stock Prices" and "Management and Vendor Turnover" in the Proxy Statement.) In the fourth quarter of fiscal year 2000, same-store sales declined 5.8%.
"We anticipate that our first quarter results will be disappointing." (Luby's Press Release, 10/27/00) Dividends have recently been discontinued. In October 2000, the market price of Luby's stock sunk to $4-1/4, down from its all time high of $25-7/8 in 1993 and $21-1/8 on October 3, 1997. The market capitalization of Luby's has decreased approximately $1/3 billion since October 3, 1997.

     On July 19, 2000, the BOD extended Mr. Parker's employment contract for one year commencing October 1, 2000. On September 23, 2000, he "tendered his resignation ... subject to finalizing a separation agreement." In October 2000, the Vice President, Secretary and General Counsel, the Senior Vice President - Human Resources and the Senior Vice President - Chief Financial Officer resigned. "Over the past 12 months, 15 percent of Luby's top Managers have resigned
 ..." (San Antonio Express-News, 10/27/00)

   SHAREHOLDERS NEED THEIR OWN "WATCHDOGS" TO MIND THE STORE
         AND TO MAKE SURE THAT THEIR CONCERNS ARE HEARD

     The Committee believes that the success of any company is based upon the performance of its top executive officers and that close scrutiny of their performance is required by the BOD. The Committee believes that the BOD should be accountable for its acts. Further, the Committee believes that the input of independent Directors, those who do not have to thank Management or the existing Directors for their nomination or election, is essential for the improvement of Luby's.

     To this end, the Committee proposes the following:

     [X] Vote FOR our Nominees: Elisse Jones Freeman; Herbert Leslie ("Les") Greenberg; and Thomas C. Palmer (Item 1).

     [X]  Vote FOR Shareholder Proposal (Item 2), a resolution by
Herbert Leslie Greenberg, a member of the Committee and a Nominee, requesting that the BOD provide for the annual election of all Directors and that the BOD be declassified.

     [X] Vote FOR Shareholder Proposal (Item 3), a resolution by Paulette D. Greenberg, wife of Herbert Leslie Greenberg, requesting that the Cash Incentive Bonus Plan be amended so that bonuses only be paid to the CEO in those years where the prior year's financial performance has been exceeded.

     [X] Vote FOR Shareholder Proposal (Item 4), a resolution, by a person with no affiliation to the Committee, requesting that the Corporate Governance Guidelines be amended to provide any Director with the unfettered right to have items he/she submits for discussion at BOD meetings placed upon the pre-meeting's printed agenda.

     [X] Vote FOR Shareholder Proposal (Item 5), a resolution, by a person with no affiliation to the Committee, requesting the removal of all anti-takeover defenses.

     Each of the Shareholder Proposals is advisory and will not be implemented without approval of the BOD. While not binding on the BOD, the Committee believes that the adoption of the proposals, or any of them, would send a clear message to the BOD as to Shareholder sentiment on the respective issues.

     Shareholders are urged to attend the Annual Meeting in person.
If you are unable to attend in person and wish to have your shares voted, please sign and date the enclosed BLUE proxy card and return it by mail as promptly as possible.

     IF YOU VOTE FOR US, PLEASE DO NOT USE THE WHITE PROXY CARD OF LUBY'S AS IT WOULD REVOKE YOUR VOTE FOR US. IF YOU DATE AND SIGN THE BLUE CARD TO VOTE FOR US, YOU WILL REVOKE ANY PROXY CARD YOU SIGNED ON AN EARLIER DATE FOR LUBY'S.

Sincerely,

The Committee of Concerned Luby's Shareholders


By: HERBERT LESLIE("LES")GREENBERG
    HERBERT LESLIE("LES")GREENBERG

             PLEASE PROMPTLY SIGN, DATE AND RETURN
     THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED ENVELOPE.

          The Committee of Concerned Luby's Shareholders
                          P.O. Box 6983
                        Tyler, Texas 75711
                         (800) 657-2286
           Fax Nos. (903) 581-4000 or (903) 534-0613
               E-mail: LubysShareholders@att.net

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                        PROXY STATEMENT
                               OF
         THE COMMITTEE OF CONCERNED LUBY'S SHAREHOLDERS
         IN CONNECTION WITH A SHAREHOLDER SOLICITATION
        REGARDING THE ELECTION OF INDEPENDENT DIRECTORS
                AND SHAREHOLDER PROPOSALS AT THE
              2001 ANNUAL MEETING OF SHAREHOLDERS
                        OF LUBY'S, INC.


                                                December 8, 2000

     This Proxy Statement and the accompanying BLUE proxy card are being furnished to shareholders of Luby's, Inc. ("Luby's") in connection with the solicitation of proxies by The Committee of Concerned Luby's Shareholders ("Committee") for use at the Annual Meeting of Shareholders of Luby's or at any postponement or rescheduling thereof ("Annual Meeting"). The Annual Meeting will be held on Friday, January 12, 2001, at 9:00 A.M., at the Omni San Antonio Hotel, 9821 Colonnade Boulevard, San Antonio, Texas. The Board of Directors ("BOD") of Luby's has fixed the close of business on November 27, 2000 as the record date for determining the shareholders of Luby's entitled to notice of and to vote at the Annual Meeting. Only holders of record of the shares of common stock ("Common Stock") on the record date are entitled to vote at the Annual Meeting. There are 22,420,375 shares of Common Stock outstanding as of the record date. Each share of Common Stock is entitled to one vote on such matters as may properly come before the Annual Meeting.
     Copies of the Proxy Statement and BLUE proxy card are intended to be mailed or furnished on or about December 8, 2000.
     You are urged to sign and date the enclosed BLUE proxy card and return it in the enclosed envelope whether or not you plan to attend the Annual Meeting. A shareholder may revoke any proxy (whether such proxy was solicited by the Committee or by Luby's) at any time prior to its use by submitting a duly executed proxy bearing a later date or written revocation, and, in addition, any shareholder who attends the Annual Meeting in person may vote at the Annual Meeting thereby canceling any proxy previously given.
     The Proxy Statement and form of proxy will be delivered to holders of at least the percentage of Common Stock of Luby's required under applicable law to carry the proposals set forth hereinafter.
     The Committee consists of: (1) Herbert Leslie ("Les") Greenberg and (2) Thomas C. Palmer. They collectively hold approximately 0.044% of the Common Stock of Luby's.

     YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS ESPECIALLY IMPORTANT. PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE
ENCLOSED ENVELOPE.

         THE COMMITTEE OF CONCERNED LUBY'S SHAREHOLDERS
                         P. O. BOX 6983
                       Tyler, Texas 75711
                         (800) 657-2286
           Fax Nos. (903) 581-4000 or (903) 534-0613
               E-mail: LubysShareholders@att.net

                ELECTION OF DIRECTOR(S) (ITEM 1)

     Based upon their respective backgrounds, as described below, and their willingness to challenge Management when they believe that it is necessary to do so in order to represent Shareholders' interests, as demonstrated, in part, by their participation in this solicitation, the Committee believes that its nominees ("Nominees") will be the type of independent, effective Directors that Luby's needs. Each of the Committee's Nominees has consented to being named in the Proxy Statement and to serve as a Director of Luby's if elected. There is no agreement or understanding between such Nominees and any other person pursuant to which the Nominee was selected as a Nominee of the Committee. The Nominees are:

[X] ELISSE JONES FREEMAN ("Mrs. Freeman") is 57 years old and for at least the past five years has been a Volunteer Professional. She has been a Shareholder since 1980. Her father was Henry O. Jones, one of the founders and formerly a Chief Operating Officer and Executive Vice President of Luby's. She has dined at Luby's for almost her entire life.
     Mrs. Freeman earned a Bachelors of Arts degree from Southern Methodist University in 1964. She holds a Secondary Teaching Credential and taught from 1964 to 1968. She held a real estate license in the early 1980s.
     Mrs. Freeman has served as a national/international officer of Alpha Delta Pi Sorority for 18 years. She now serves as the International Vice President of Collegiate Membership for Alpha Delta Pi Sorority. She has served as Vice President on the Grand Council since 1997.
     Mrs. Freeman is married and has three children.

[X] HERBERT LESLIE ("LES") GREENBERG ("Mr. Greenberg")is 57 years old and for at least the past five years has been a semi-retired business litigation attorney, arbitrator, mediator and investor. Mr. Greenberg is a member of the Committee.
     Mr. Greenberg and Paulette D. Greenberg (formerly Nebrat)("Mrs. Greenberg") first became Shareholders in 1996. Mrs. Greenberg commenced dining at Luby's more than fifty (50) years ago in Corpus Christi, Texas. She graduated from the University of Texas in 1965. Mr. and Mrs. Greenberg have dined at Luby's for about thirty (30) years.
     In the early 1970s, as Director of Compliance of a New York Stock Exchange Member Firm, Mr. Greenberg and his staff audited and enforced legal/regulatory compliance.
     From 1973 until semi-retirement in 1994, Mr. Greenberg was engaged in the private practice of law as a sole practitioner with emphasis upon business litigation. He represented many individuals and corporations before arbitration panels and in various state and federal courts. He has served as an arbitrator on the panel of the National Association of Securities Dealers since 1976. Also, he has served on the panels of arbitrators of the American Arbitration Association, Pacific Stock Exchange and New York Stock Exchange. He has served the Los Angeles Superior/Municipal Courts as an arbitrator, settlement officer (mediator) and Judge Pro Tem.
     From 1976 to 1980, Mr. Greenberg served as an instructor of Real Estate Law and Finance at West Los Angeles Community College. From 1976 to 1996, he was licensed as a Real Estate Broker.
     During April and May 2000, Mr. and Mrs. Greenberg visited many units of Luby's from Arizona to Tennessee and from Texas to Missouri in order to determine the quality of the product/service.

[X] THOMAS C. PALMER ("Mr. Palmer") is 52 years old and for at least the past five years has been an investment manager and President of Ridglea Investment Services, Inc. of Tyler, Texas since 1979. Mr. Palmer is a member of the Committee.
     Mr. Palmer has regularly dined at Luby's in Tyler, Texas since 1980. He has also dined at many other Luby's Units from Texas to Arizona.
     Mr. Palmer has been involved in the investment management profession since 1974. He achieved his Bachelors and Masters degrees in Business Administration from Texas Christian University ("TCU") where he taught a graduate level course on investments in 1974.
     In addition to the common stock of Luby's, Mr. Palmer and his clients own long-term investments in Brinker International, Tricon Global Restaurants as well as several branded food companies.
     Mr. Palmer has been married, since 1975, to Marjorie
T. Palmer (formerly Thomas)("Mrs. Palmer"), who is also a graduate of TCU. They have three children.


     Luby's employs a staggered system of electing Directors whereby only a minority of the Director positions are subject to election at the Annual Meeting. According to the proxy statement of Luby's dated December 1, 1999, there are three classes of Directors with four members in each class with their respective terms expiring at the Annual Meetings scheduled in 2001, 2002 and 2003. At the times when the Nominees gave notice to Luby's of their respective candidacies and when the Committee initially filed its Preliminary Proxy Statement, the terms of four Directors were expected to expire at the Annual Meeting. According to a preliminary proxy statement filed by Luby's on November 3, 2000, the BOD has reduced the total number of Directors to 9, effective as of January 12, 2001, and three Director positions will be subject to election at the Annual Meeting.
     Proxies sought hereby cannot be voted for a greater number of persons than the nominees named.

          REASON(S) FOR ELECTING INDEPENDENT DIRECTORS

     The Committee believes, in part, that it is the duty of each member of the BOD to monitor and consult with Management to cause continuing betterment of net profits, quality of product/service, reputation and employee relations at Luby's.
     The following sets forth material concerns of the Committee as to what it considers to be serious errors committed by the BOD, the problems facing Luby's and specific suggested solutions.

     A. Questions of Quality of Management Decisions and Oversight of Management by the BOD

     Unfortunately, Luby's is a somewhat troubled corporation after embarking on a "long-term strategic plan." In the opinion of the Committee, the strength of Luby's has been in its niche market of the cafeteria segment of food service providers; and it is not and should not be expected to be all things to all people.
     Certain problems have become apparent. It is the hope of the Committee that Luby's can return to the ranks of one of the premier food service providers, but, in the opinion of the Committee, it cannot occur without changes to the current BOD of Luby's.

          (1)  Declining Sales, Net Profits and Market Stock Prices

     Prior to October 1997, Luby's was financially very healthy. "'Nobody is building any new cafeterias except us,' Ralph 'Pete' Erben, Luby's president and chief executive officer, told about 350 people attending the company's annual meeting .... Hard economic times and the FIERCELY COMPETITIVE cafeteria market have hurt Luby's COMPETITORS, but will NOT slow Luby's growth, he said." (Emphasis added.) (San Antonio Express-News ["SAEN"], 3/7/92) "'Luby's is a very healthy company,' said David B. Daviss, who was appointed acting chief executive officer by the company's board last Friday. 'We make a lot of money and we generate a lot of cash IN A VERY COMPETITIVE INDUSTRY.'" (Emphasis added.) (SAEN, 5/15/97)
     Since October 1997, the market capitalization of Luby's has declined approximately $1/3 billion. In its Press Release dated October 27, 2000, Luby's stated, "The company also announced that the Board has suspended payment of quarterly dividends effective immediately. .... '[O]ur negative sales trend has continued during the first quarter and we have not seen any improvement in operating margins from our fourth quarter,' Mr. Davis said. 'We anticipate that our first quarter results will be disappointing.'"
     "Luby's Inc. announced Friday it will close 15 under performing locations. .... Fourth-quarter results were hurt by a 5.5 percent decline in same-store sales." (SAEN, 8/19/00) For the nine months ended May 31, 2000, the decline in same-store sales "was just over three percent ..." (Luby's Report to Shareholders, 6/12/00) "Luby's announced in August (1998) it would close 14 restaurants ..." (SAEN, 10/9/98)
     For the years ended August 31, Luby's sales, net earnings and net earnings per share, including write-downs, were: 1997 --- $495 million, $28.5 million and $1.22; 1998 --- $509 million, $5.1 million and $.22; 1999 --- $501 million, $21.6 million and $1.26; and, 2000 --
- $493 million, $9.1 million and $.41, respectively.

          (2)  Choice of CEO by BOD

     In or about October 1997, the BOD hired Mr. Barry J.C. Parker ("Parker") as President and CEO of Luby's for a term of three (3) years. Mr. Parker's background included absolutely NO employment experience in the food service industry. Mr. Parker had been employed as a member of the Executive Committee, Chairman of the Board, President and CEO of County Seat Stores, Inc. ("County Seat") from 1989 to June 1996. In October 1996, County Seat filed a petition for bankruptcy.
     County Seat did an analysis of the events which lead to its filing for bankruptcy protection. "During the period from 1992 to 1994, the Company expanded from 605 stores, ... and an EBITDA margin of 9.3%, to 701 stores, ... and an EBITDA margin of 8.2%. However, by 1995 the Company's EBITDA margin declined to 5.6% primarily due, in the Company's view, to the following: (i) the Company, in an attempt to further its expansion strategy, opened stores without sufficient regard to the profitability of each location; (ii) in response to increased price competition ..., the Company unsuccessfully expanded its offering of branded apparel ...; (iii) the Company failed to competitively source merchandise ...; and (iv) apparel retailers generally experienced weak sales. By 1996, ... the Company was unable to meet scheduled interest payment obligations .... As a result of the foregoing, in October 1996, the Company filed a petition ... for reorganization relief ... with the United States Bankruptcy Court
 ...."  (County Seat, SEC Form S-1/A, 6/1/98)  In the Committee's
opinion, Mr. Parker should have been able to exercise some control over Items (i)-(iii), inclusive, and, as to Item (iv), many other apparel retailers survived that "weak sales" period.
     "Parker had said in a late August interview that his three-year contract, which will expire at the end of the month, had been extended by the board of directors, ..." (SAEN, 9/26/00)
     The Luby's Press Release dated September 25, 2000, states, "Barry J.C. Parker has tendered his resignation ... subject to finalizing a separation agreement." "Some former managers, who had said in interviews that they were unhappy with Parker's strategy and personal approach, greeted the news of Parker's resignation with glee." (SAEN, 9/25/00)
     The Committee believes that, with Luby's facing fierce competition and Mr. Parker having NO prior employment experience in the very competitive food service industry and producing questionable results at County Seat, it was a mistake of the BOD to hire Mr. Parker. Further, after witnessing the financial/operational results of the prior three (3) years, as set forth in subsections (1) and (3), the Committee believes that the BOD's decision to extend Mr. Parker's employment is questionable.

          (3)  "Made-From-Scratch" to Outsourced Food

     "RECIPE For SUCCESS --- Take liberal quantities of: Luby's Fresh Foods and Variety." (The Luby's Story --- Good food from good people by Steve Barnhill, 1988) "Luby and Johnston ... built ... the Luby's Cafeterias of the future. It was a huge success because - then as now
- Luby's Cafeterias provided greater value than the competition. From the very start, Luby and Johnston made the commitment to good service and good food MADE FROM HIGH-QUALITY FRESH INGREDIENTS, attractively presented, and served generously at a reasonable price." (Emphasis added.) (Luby's Cafeteria --- Good food from good people, 50th Anniversary Recipe Collection, 1996)
    "'Luby's built up its reputation by making food from scratch,' said food services coordinator Janet Duckham." (SAEN, 5/10/95) "Close your eyes and imagine a dining experience that includes dozens of your favorite foods - all of which have been prepared from scratch. Mmmm.
 ...  So is it just a dining fantasy?  No, it's any day in the food line at one of Luby's 224 cafeterias ...." (SAEN, 7/18/97)
     Mr. David B. Daviss ("Mr. Daviss"), then CEO of Luby's stated,"I think this is basically a cafeteria company, that isn't to say that we might not find other ways to deliver fresh, scratch-cooked food to customers." (SAEN, 9/18/97)
     Mr. Parker questioned all of the past operating practices at Luby's. "'Now, for the first time, we're questioning everything,' he said. 'That's the reason I'm here.'" (SAEN, 1/9/98) "From the start, Parker seemed to rub the company's tradition-bound managers the wrong way." (HoustonChronicle.com ["HC"], 10/28/00)
     Mr. Parker conceived and implemented a "long-term strategic plan." "'This is the first time that the company has developed a long-term strategic plan,' company spokeswoman Karen Sparks said. The plan - 10 months in the making - has six key initiatives, including four that the company is setting in motion this week, she said." (SAEN, 6/25/98) "'This past year was a real transition for Luby's,'
Barry J.C. Parker ... said Friday at the company's annual meeting ....
Parker said he believes Luby's accomplished 'a great deal' by implementing a new strategic plan." (SAEN, 1/9/99)
     Under a "long-term strategic plan" conceived and implemented by Mr. Parker, Luby's switched from its food preparation process of "made-from-scratch" to the use of outsourced food. The public detected a change in the quality of the food at Luby's. "If you think homemade food is a thing of the past, you just may be right. But at Luby's? We noticed some subtle changes at the popular San Antonio-based cafeteria chain, WHICH BUILT ITS REPUTATION ON such homemade (as in MADE FROM SCRATCH) specialties as ....  You can still find these items ... at the cafeteria chain, of course. ... IT'S JUST
THAT SOME OF THE OLD FAVORITES DON'T TASTE AS, WELL, HOMEMADE AS THEY
USED TO. .... But, if through the years, you've loved knowing that
Luby's has taken the road less traveled and stuck to its founders' commitment to make food the old-fashioned way, you may be struggles with this change. .... At the annual shareholders' meeting on Jan. 8,
1999, Parker spoke about achieving 'significant reductions in our food costs with absolutely no give-up in quality.' Also mentioned was the 'outsourcing of some of our food preparation where we have the opportunity to lower the final cost of a product, ....'  I found some interesting variations between sites.  Some Luby's restaurants seem to serve more from-scratch than others, ....  Our next visit ...  More items had that authentic homemade flavor. (Incidentally, this was the location that had the most booming business. Coincidence? I don't think so.)" (Emphasis added.) (SAEN, 9/17/99)
     "But the two moves that most enraged store managers and caused many to leave were its decision to outsource -- buying premade products instead of making them from scratch -- and restructuring management compensation. .... Luby's outsourced to fight rising labor costs. ... Overall, however, the company did not save as much on labor as it spent on outsourced food." (HC, 10/28/00)
     The Committee believes the decision making processes by which Management caused a business whose reputation is based upon "made-from-scratch" to change from "made-from-scratch" and the BOD allowing it to occur are questionable.

          (4)  Reduced Compensation of Unit Management

     "RECIPE For SUCCESS --- .... Add large portions of: Luby's
Organization and Entrepreneurship ...." (The Luby's Story --- Good
food from good people, 1988)
     Luby's used to pride itself on the entrepreneurial spirit of its Unit Managers. The "60/40" compensation plan, i.e., division of Unit net profits whereby 60% went to Luby's and 40% to be divided by Unit Management, was well known before the arrival of Mr. Parker.
     In 1997, John B. Lahourcade, then Chairman of the Board and a former CEO of Luby's stated, "A key ingredient of our profitability and success is the experience of our managers. ... With our incentive compensation system, our managers have always been our 'partners,' and we will strive to provide them with the greatest opportunity for success." (Letter to Our Shareholders, 6/12/97)
     In 1998, the compensation plan was adjusted on three (3) occasions with the result that the former "60/40" compensation plan no longer exists and that Unit Manager compensation was substantially reduced. Prior to the adjustment, Unit Management divided 40% of the Unit's net profits, with a base salary of approximately $4,000 for the Manager and approximately $3,000 for the Assistant Manager. Luby's was to be reimbursed for any difference between base salary payments and the compensation formula calculations from the Unit's future performance. The new system based compensation upon several variables, e.g. customer count, sales ratios, with Managers' base salary, subject to a draw, of approximately $5,400 per month. As an example of the impact of the change, the compensation of top managers was reduced by 40% to 50%.
     "But the two moves that most enraged store managers and caused many to leave were its decision to outsource ... and restructuring management compensation." (HC, 10/28/00) "Over the past 12 months, 15 percent of the company's top managers have resigned, Daviss said." (SAEN, 10/27/00)
     The Committee advocates a return to an effective incentive compensation program at the Unit level.

         (5) Questionable Market Testing of "Bundled Meals"

     The Committee believes in the general concept of "change"; however, it should only be done after adequate testing and the demonstration of positive financial results. The Committee believes that Luby's, during the past three (3) years, has implemented significant changes and significant financial performance declines have followed. (See, sub-section (1), above.) The roll out of the "new marketing strategy" associated with "bundled meals" was one of those significant changes.
     The Luby's News Release dated May 23, 2000 states, "Parker ... today announced a new strategy designed to increase same-store sales.
The program focuses on new bundled meals .... Parker added, 'Based on customer feedback, we are optimistic about the ability of this new strategy to drive sales. ... Luby's WILL roll out the new program in almost 60 restaurants initially, ...." (Emphasis added.)  In The
Luby's Letter to Our Shareholders dated June 12, 2000, Mr. Parker stated, "The new program WILL BE rolled out to approximately 70 restaurants by the end of June, ..." (Emphasis added.) The Luby's News Release dated July 21, 2000 states, "Parker added, ... By the end of July, we will have COMPLETED the roll out of our new bundled meal offerings to ALL of our major markets.' ... The San Antonio company operates 231 Luby's restaurants ..." (Emphasis added.) The Luby's News Release dated August 18, 2000 states, "During July the company AGGRESSIVELY rolled out the new marketing strategy to all major markets, ....  It is, however, early in the new campaign, and the ultimate financial impact is still UNCERTAIN. According to Parker, 'Most of our markets have had this offering for just a few weeks. ...'" (Emphasis added.)
     One can reasonably argue that Mr. Parker did, at the least, cause insufficient testing of the "new marketing strategy" before implementing an aggressive system-wide roll out of the new program. The decision for the aggressive roll out to all major markets was made approximately 21 days after a roll out to 60 Units was completed. Also, the financial impact was best described as "uncertain" at the time the ultimate roll out decision had been made.
     The Committee believes that the BOD should implement measures to ensure that there is adequate testing of proposed future changes and that major changes are not implemented when the chance of success can only be described as "uncertain."

          (6)  Management and Vendor Turnover

     "Luby's, once a solid financial performer, has struggled in recent years with ... internal turmoil." (SAEN, 10/27/00) "Some store managers of the San Antonio-based cafeteria chain have left the company in the past several years following changes imposed by senior management." (SAEN, 9/21/00) "Over the past 12 months, 15 percent of the company's top managers have resigned, Daviss said." (SAEN, 10/27/00) The past Annual Reports to Shareholders have identified Area Vice Presidents of Luby's. Since the August 31, 1997, 6 of the then 19 listed are no longer employed by Luby's.
     "Managers chafed under increasing directives from corporate headquarters that seemed to have no connection with store-level reality. .... The company that kept managers for decades by giving them freedom and paying them well had become one that sent rules down from above and brooked no argument." (HC, 10/28/00)
     "Anderson Advertising announced that it was giving up the Luby's account that it had held for about 20 years. .... Also, on Tuesday,
Luby's announced that Bob Burke, senior vice president of marketing, has resigned. His resignation 'is really coincidental,' Bishop said." (SAEN, 5/24/00)
     In or about March 2000, Luby's commenced the employment of a Vice President, General Counsel and Secretary. In October 2000, she tendered her resignation. Also, in October 2000, Ms. Laura Bishop, Senior Vice President - Chief Financial Officer, and Ms. Sue Elliott, Senior Vice President - Human Resources, resigned. "'They were not asked to leave,' Daviss said of Bishop and Elliott." (SAEN, 10/27/00) Earlier, in 2000, the Vice President - Equipment, and Vice President - Construction and Design resigned.
     The Committee advocates effective/impartial exit-interviews of former management employees and/or inquiries of former long time vendors to learn the cause(s) of the separations so that, if found necessary, appropriate remedies may be implemented.

          (7)  Non-Responsive to Shareholder Inquiry

     Luby's has paid legal fees to the law firm of Cauthorn Hale Hornberger Fuller Sheehan & Becker ("Cauthorn Firm"), of which James
R. Hale, former Secretary of Luby's, is a member. The legal fees were as follows: 1999 ($475,000), 1998 ($416,000), 1997 ($584,000), 1996
($563,000), 1995 ($439,000).
     For five (5) years, Luby's paid legal fees to the Cauthorn firm which averaged $41,284 per month.
     On March 24, 2000, Mr. Greenberg wrote to Mr. Daviss, Chairman of the Board, asking: (1) if and when Luby's last conducted an audit of the aforesaid legal fees; and, (2) when Luby's last "shopped the market" with respect to the cost of legal services being provided. On March 27, 2000, Mr. Daviss forwarded a non-responsive reply. On March 31, 2000, Mr. Greenberg forwarded the aforesaid correspondence to the then General Counsel of Luby's. The General Counsel did not respond. On June 1, 2000, Mr. Greenberg, again, wrote to the General Counsel reminding her of the prior inquiries. Again, the General Counsel did not respond.
     The Nominees, if elected to the BOD, would advocate that Luby's be responsive to Shareholder inquiries.

     B.   Certain Relationships And Related Transactions

     A conflict of interest occurs when one is required to be loyal to two masters at the same time where the interests of the masters oppose one another. There are situations at Luby's where conflicts of interest might occur.

          (1)  Legal Fees

     The Bylaws of Luby's, states, in part, "He (Secretary) shall ... perform such other duties as may be prescribed by the Board of Directors or the President."
     In the opinion of the Committee, if requested to render legal advice, it is the duty of the Corporate Secretary of Luby's to render unbiased legal advice to the BOD. Potentially, that advice could deal with the relationship between the BOD and Management. Over a period of years, Management has paid the law firm of which the Corporate Secretary is a member, on average, more than $40,000 per month.
     The Nominees, if elected to the BOD, would advocate that, in order to avoid potential conflicts of interest, any person serving as Corporate Secretary not, also, directly or indirectly receive compensation from Management.

          (2)  Consulting Fees

     Since at least 1996, Luby's has employed a Director (former officer of Luby's) as a "consultant" and paid that Director $7,083 per month. His original contract is to expire in 2001. Prior to January 1998, another Director and previous officer of Luby's received "consulting fees" of $10,417 per month.
     The Nominees, if elected to the BOD, would advocate that, in order to avoid potential conflicts of interest, any person serving as a Director not, also, receive compensation from Management.

     C.   Management Bonus Compensation

     The Committee believes that Management should be fairly compensated and awarded bonus compensation only when it produces financial results which exceed the prior year's performance and meet or exceed objective criteria specified by the BOD. See, Shareholder Proposals, Restriction on Cash Bonus Plan Proposal, below.
     Under the Cash Bonus Plans, Mr. Parker received $93,500 (1999) and $132,000 (1998) while other participants in the Plans received lesser amounts. At the same time, Mr. Parker and the BOD implemented a series of compensation reductions for Unit Managers and the market price of Luby's stock was declining.

     D.   Possible Corporate Cost Savings

          (1)  Architectural Design Fees

     As of June 4, 2000, according to the Press Releases posted on the Luby's Internet web-site, there had been thirteen (13) new openings with an additional 96,968 square feet of facilities with 2,724 more seats. The new Units, large and small, are very similar in design. However, Luby's employed four (4) different architectural firms to design the five (5) Community sized facilities and employed four (4) different architectural firms to design the eight (8) full sized Units. A total of five (5) different architectural firms were involved.
     The Nominees, if elected to the BOD, would advocate the concentration of sources from which architectural design services are purchased.

          (2)  CEO Base Salary Increases

     On September 15, 1997, Luby's and Mr. Parker entered into an Employment Agreement whereby he agreed to perform services and Luby's agreed to pay him a "minimum base salary of $360,000 per year." The Employment Agreement states,"Your base salary will be reviewed annually and will be subject to increase from time to time at the
discretion of the Board of Directors ..."   On January 8, 1999, Luby's
and Mr. Parker entered into an amendment to the Employment Agreement which states, "Pursuant to the authorization by the BOD ... to increase your minimum base salary to $390,000 per year." Pursuant to the terms of the amendment, Mr. Parker did not incur any additional obligation. On October 15, 1999, less than one year after his prior Base Salary increase, Luby's and Mr. Parker enter into another amendment to the Employment Agreement which states, "Pursuant to authorization by the BOD ... to increase your minimum base salary to $405,000 per year." Pursuant to the terms of the amendment, Mr. Parker did not incur any additional obligation. Luby's explained the salary increases as being "based upon his performance." (Luby's Proxy Statement, 12/1/99)
     The Nominees, if elected to the BOD, would advocate that Luby's not enter employment agreements permitting discretionary Base Salary increases and not grant such increases.

     E.   BOD Meeting Agendas

     The procedures for permitting BOD members to place items for discussion on the agendas of their meetings are set forth in the Corporate Governance Guidelines of Luby's ("Guidelines"). The CEO and the Chairman of the Board, in effect, had been given the authority to control the issues upon which the Directors might deliberate. Item No. 18 of the Guidelines stated, "Board Agenda. The CEO in conjunction with the COB ... will establish and publish an agenda for each meeting of the Board. Board members may SUGGEST items for inclusion on the agenda and, SUBJECT TO the authority of the COB AND the will of the majority, may raise for discussion at any Board meeting subjects not on the agenda." (Emphasis added.) Luby's claims to have partially amended the Guideline to eliminate the restriction for making suggestions of topics during the actual BOD meetings. However, pursuant to the amended Guideline, no member of the BOD has been assured the unfettered right to place any item for discussion on the pre-meeting published agenda. Only the CEO and COB "establish and publish" the agenda. Whether or not an item, not appearing on the pre-meeting agenda, was discussed at a BOD meeting had been "subject to the authority of the COB." Thus, pursuant to the pre-amended Guideline, no member of the BOD had been assured of an unfettered right to have his/her ideas discussed at a BOD meeting. Even with the amendment, no member of the BOD has been assured of an unfettered right to have his/her ideas placed upon the pre-meeting published agenda.
     The Committee believes that the Guidelines should be amended to assure each Director an unfettered right to cause subjects he/she wishes discussed to be placed upon the published BOD pre-meeting agenda and discussed. See, Shareholder Proposals, Corporate Guideline Meeting Agenda Proposal, below.

     F.   Nominees' Specific Proposed Ideas

     The following, not in order of significance, is a list of some ideas which the Nominees would advocate in an attempt to improve product/service, reputation, employee relations and profits at Luby's. They would:
     (1) encourage the free flow of information among employees, former employees, Shareholders, customers and fellow Directors as to concerns about Luby's, including, but not limited to a customer cost-free hotline to obtain and utilize customer opinions and suggestions and impartial exit interviews of former employees and long-term vendors.
     (2) solicit proposals (with specific reasoning) from Unit Managers as to means to change Luby's for the better. (The Nominees anticipate that suggestions will deal with issues related to "made-from-scratch" and revival of a system of Unit Manager incentive compensation.)
     (3) at BOD meetings, advocate the implementation of promising proposals obtained from Unit Managers and others.
     (4) require Management to conduct adequate tests before implementing strategic roll outs to ensure that profits are likely to derive from changes, require Management to provide detailed information as to the results of changes and, if the results are not satisfactory, advocate a cessation of the respective changes.
     (5) advocate that, through individual Director efforts and/or through use of personnel of Luby's, a proactive approach be undertaken to determine whether situations of potential material cost savings exist within Luby's and, if such is determined to exist, advocate that efforts be undertaken to capture the potential savings.
     (6) encourage accountability of Management by advocating compensation based upon production of positive financial results.
     (7)  advocate Director active participation and accountability.

     The Committee believes that, through implementing such proposed ideas, operating profits would increase and, hopefully, stock price appreciation would follow. However, no assurance can be given by the Committee that its Nominees, if elected, will be successful in achieving those results.

                     ADDITIONAL INFORMATION

     The Committee has prepared portions of this Proxy Statement based upon publicly available information on Luby's and assumes no responsibility for the accuracy or completeness of any such information contained therein. Consent of the respective authors has not been obtained to use their publication(s) as proxy solicitation materials.
     The information concerning the Nominees has been furnished by the respective Nominees.

                            CONCLUSION

     In the Committee's opinion, the above described history does NOT suggest that Luby's is a well-managed company whose affairs are overseen by a capable BOD. The Committee believes that the current problems justify the step of electing independent Directors --- those not beholding to Luby's or incumbent BOD members for their selection. Currently, one Director of Luby's is an executive officer. Luby's needs Directors who can be relied upon to exercise the sort of effective oversight that is required to adequately protect the interests of the Shareholders.
     Shareholders need independent members on the BOD who, as Shareholders' advocates, will ask and demand answers to the "tough questions" and are willing to make independent inquiries.
     Allow Mrs. Freeman and Messrs. Greenberg and Palmer to be your advocates as independent members of the BOD. Vote your proxy for these candidates.

                            SHAREHOLDER PROPOSALS

     A.   DECLASSIFIED BOARD PROPOSAL (ITEM 2)

     The Committee seeks your support for the following Shareholder Proposal, which has been submitted by Mr. Greenberg to Luby's for inclusion in its proxy materials:
     "RESOLVED, the Shareholders of Luby's, Inc. request that the Board of Directors take the necessary steps to declassify the elections of Directors by providing that at future Board elections new Directors be elected annually and not by classes as is now provided. The declassification shall be phased in so that it does not affect the unexpired terms of Directors previously elected."

     Adoption of the proposal would permit Shareholders, as owners of Luby's, to express their sentiment with respect to the performance of each Director on an annual basis.
     BOD adoption of this proposal would repeal one of Luby's anti-
takeover measures   a classified/staggered board.  The Committee notes
that the existence of a classified/staggered board would make it more difficult for a third party to acquire control of Luby's due to time delays required by more than one election to elect a majority of the BOD members. The existence of a classified/staggered board could have a material adverse effect on the premium that potential acquirers might be willing to pay in an acquisition or that investors might be willing to pay in the future for the Common Stock. Also, there is no assurance that elimination of the classified/staggered BOD would produce greater management incentive or improve operating results. Moreover, even if all Directors were to be elected annually, Luby's has adopted pursuant to Delaware law an anti-takeover "rights agreement." (See, Item 5, below, for discussion of "rights agreement.") Some opponents of declassification proposals argue that adoption of this proposal could make the removal of management and assumption of control by a principal shareholder easier even if such removal would be generally detrimental to shareholders. They also argue that annual change in BOD members could cause a sudden shift in corporate policy and could contribute to the instability of Luby's corporate governance. The Committee believes that the Shareholders, on an annual basis, should be entitled to assess those factors and vote upon the election of all Directors.
     You are urged to vote IN FAVOR of the proposal.

     B.   RESTRICTION ON CASH INCENTIVE BONUS PLAN PROPOSAL (ITEM 3)

     The Committee seeks your support for the following Shareholder Proposal, which has been submitted by Mrs. Greenberg to Luby's for inclusion in its proxy materials:
     "RESOLVED, the Shareholders of Luby's, Inc. request that the Board of Directors take the necessary steps to cause conditions to be added to the terms of Cash Investment (sic) Bonus Plans so that no bonus payment will be paid to the Chief Executive Officer from those plans for a fiscal year if either
     (1) the Earnings Per Share; or, (2) the Total Sales; or, (3) the year-end market price of common stock of Luby's, Inc. do/does not exceed those respective amounts of the prior fiscal year."

     You are urged to vote IN FAVOR of the proposal.

     C.   CORPORATE GUIDELINE MEETING AGENDA PROPOSAL (ITEM 4)

     The Committee seeks your support for the following Shareholder Proposal, which has been submitted by a person who is neither a member of the Committee nor a Nominee to Luby's for inclusion in its proxy materials:
     "RESOLVED, the Shareholders of Luby's, Inc. request that the Board of Directors take the necessary steps to allow each member of the Board of Directors an unfettered right to establish items for inclusion on the agenda for each meeting of the Board of Directors."

     You are urged to vote IN FAVOR of this proposal. (See, "BOD
Meeting Agendas," above.)

     D.   REMOVAL OF ANTI-TAKEOVER DEFENSES PROPOSAL (ITEM 5)

     The Committee seeks your support for the following Shareholder Proposal, which has been submitted by Anna M. Apanel, a person who is neither a member of the Committee nor a Nominee and not affiliated or associated with any of the participants or Nominees, to Luby's for inclusion in its proxy materials:
     "RESOLVED, the Shareholders of Luby's, Inc. request that the Board of Directors take the necessary steps to remove all anti-takeover provisions."

     Anti-takeover defenses have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of a company.
     This proposal appears to encompass the "declassified board" proposal, above, of Mr. Greenberg.
     If the proposal passes and is implemented, then the "rights agreement" would not be in place. A "rights agreement" is designed to strengthen the ability of the BOD to negotiate with hostile bidders to ensure that the highest premium available be paid to Shareholders. It may also serve to discourage coercive offers or may enable the BOD to seek alternative offers for Shareholders. However, such a plan could be used to block an offer which Shareholders would find attractive or it might be used for an undesirable purpose, such as making the removal of the BOD or Management more difficult, even if such removal would be beneficial to Shareholders generally, and limit Shareholder participation in certain actions such as merger or tender offers whether or not such transactions are favored by incumbent BOD.
     The Committee believes that elimination of the anti-takeover defenses would give Shareholders an improved opportunity to determine for themselves how to respond to any offer, solicited or unsolicited, that might be made. The Committee believes that disclosure and substantive requirements of federal securities law provide the Shareholders and Luby's adequate protection against unfair or coercive offers.
     You are urged to vote IN FAVOR of this proposal.

     Each of the aforesaid Shareholder Proposals is advisory and will not be implemented without the approval of the BOD and some may require further Shareholder approval. Some, e.g. anti-takeover provisions contained in the Certificate of Incorporation, would require re-submission for a Shareholder vote and a favorable vote of at least 80% of the then outstanding shares of voting stock. While not binding on the BOD, the Committee believes that the adoption of the proposals, or any of them, would send a clear message to the BOD as to shareholder sentiment on the respective issues.

              INFORMATION CONCERNING THE COMMITTEE

     The Committee is composed of: Mr. Greenberg and Mr. Palmer. They may be deemed participants in this solicitation, and they collectively hold approximately 0.044% of the Common Stock of Luby's.

                    SHARES OWNED BY NOMINEES

     The table below shows the amount of Common Stock beneficially owned by the Nominees.
     Name and Address                 Amount and      Percent
                                      Nature          of
                                      of Beneficial   Class
                                      Ownership

     Elisse Jones Freeman (1)          53,562          0.240%
     Herbert Leslie Greenberg (2)       5,800          0.025%
     Thomas C. Palmer (3)               4,000          0.018%

(1) Business address: P. O. Box 1231, Lewisville, Texas 75067. (2) Business address: P. O. Box 5445, Culver City, CA 90231. Mr. Greenberg and Mrs. Greenberg own 1,000 shares as community property. Mr. Greenberg owns 4,800 shares within his retirement plan. (3) Business address: P.O. Box 6983, Tyler, Texas 75711.
     The following table shows the purchases and sales of Luby's Common Stock by the retirement plan of Mr. Greenberg within the past two years.
     Number of Shares                Purchase Date     Sale Date
             400                       12/3/98
             400                       2/12/99
           1,000                      12/22/99
             300                      10/16/00

Except as described above, none of the Nominees has purchased or sold securities of Luby's within the past two years.

                       VOTING PROCEDURES

     The proxy statement and proxy card of Luby's include the Shareholder Proposals, but NOT the names of Mrs. Freeman and Messrs. Greenberg and Palmer, our nominees for Director.
     Even if you have already returned a proxy to Luby's by using the proxy card of Luby's, you still can cast your vote for our Nominees, or any of them, and for the Shareholder Proposals, or any of them, by returning the enclosed BLUE proxy card. (See the discussion of "Revocation Rights," below.)
     The presence, in person or by proxy, of the holders of shares of Common Stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting. Under applicable Delaware law, abstentions and broker non-votes (i.e., shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter, has received no instructions from the persons entitled to vote such shares and has appropriately advised the Company that it lacks voting authority) are counted for purposes of determining the presence or absence of a quorum for the transaction of business. A plurality of the votes present, in person or by proxy, is necessary for the election of directors. With regard to the election of directors, votes may be cast in favor or withheld; votes that are withheld or broker non-votes will be excluded entirely from the vote and will have no effect on the outcome. Abstentions may not be specified in the election of directors. A stockholder may, with respect to each other matter specified in the notice of the meeting (i) vote "FOR," (ii) vote "AGAINST" or (iii) "ABSTAIN" from voting. An affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the annual meeting is required for approval of the other matters presented. Shares represented by proxies that are marked "ABSTAIN" on such matters and proxies relating to broker non-votes will be counted as shares present for purposes of determining the presence of a quorum and for voting purposes, thus an abstention would have the same effect as a vote against a proposal. The Shareholder Proposals are advisory in nature and cannot be implemented without approval of the BOD.
     The accompanying BLUE proxy card will be voted at the Annual Meeting in accordance with your instructions on the card. You may vote FOR the election of Mrs. Freeman and Messrs. Greenberg or Palmer or all of them as Directors, or you may withhold authority to vote for the election of any or all of them by marking the proper box or boxes on the BLUE proxy card. It will not be possible to vote on the election of any nominee of Luby's, who has been nominated by its BOD to serve as a Director, by using the BLUE proxy card.
     Unless otherwise directed on the enclosed BLUE proxy card, as more fully described below, the Committee will vote FOR Mrs. Freeman, FOR Mr. Greenberg and FOR Mr. Palmer to serve as the Directors (Item
1); will also vote FOR the Declassified Board Proposal (Item 2), FOR Restriction on Cash Incentive Bonus Plan Proposal (Item 3), FOR Corporate Guideline Meeting Agenda Proposal(Item 4), and FOR Removal of Anti-Takeover Defenses Proposal(Item 5) described herein. We will vote against any and all proposals of Luby's to enhance the compensation of its senior officers and/or Directors.
     IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE ELECTION OF MRS. FREEMAN AND MESSRS. GREENBERG AND PALMER AS DIRECTORS (ITEM 1), AS WELL AS FOR THE DECLASSIFIED BOARD PROPOSAL (ITEM 2), FOR RESTRICTION ON CASH BONUS INCENTIVE PROPOSAL(ITEM 3), FOR CHANGE OF CORPORATE GUIDELINES MEETING AGENDA PROPOSAL (ITEM 4) AND FOR REMOVAL OF ANTI-TAKEOVER DEFENSES PROPOSAL (ITEM 5), PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD.

                        REVOCATION RIGHTS

     You may revoke a proxy vote any time before the tally by: (1) executing a later proxy card; (2) appearing at the meeting to vote; or, (3) delivering to the proxy holder or the Secretary of Luby's written notice of revocation prior to the date of the Annual Meeting. The Secretary of Luby's is Mr. Drew R. Fuller, Jr., and the offices of Luby's are located at 2211 Northeast Loop 410, San Antonio, Texas 78217-4673, telephone (210) 654-9000. If you execute a later proxy card or deliver to the proxy holder or the Secretary of Luby's written notice of revocation prior to the date of the Annual Meeting, you would not also need to vote at the Annual Meeting in order to revoke a previously granted proxy.
     The Committee will keep the content of all proxy cards it receives confidential from everyone except those working directly with it and its staff until the Annual Meeting, at which time the proxy cards must be presented to the inspectors of election in order to be counted.

                           SOLICITATION

     The persons who may be considered participants in this solicitation are: Mrs. Freeman; Mr. and Mrs. Greenberg; Mr. Tommy H. Griggs who resides at 15 Westelm Circle, San Antonio, Texas 75230 and owns 300,00 shares of Luby's common stock; and Mr. and Mrs. Palmer.
     None of the persons who may be considered "participants" has any arrangement or understanding with any person with respect to (1) any future employment with Luby's or (2) any future transaction to which Luby's or any of its affiliates may be a party. To the best of the knowledge of the participants, none has been, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Luby's.
     The participants intend to vote their shares of Common Stock in accordance with the recommendations as to Director nominees of the Committee as set forth herein.
     Proxies will be sought by mail, courier service, advertising, telecopier, Internet, telephone and/or personal interview. The Committee may request that brokers, nominees, fiduciaries and other custodians forward soliciting material to the beneficial owners of shares and reimburse those intermediaries for their expenses. The Committee and the aforesaid participants will bear the costs of this solicitation. Although no precise estimate can be made at the present time, those costs are expected to be approximately $25,000 and to date the Committee has expended approximately $2,500. The Committee and the aforesaid participants will seek reimbursement from Luby's for the costs of the solicitation. Such issue will not be submitted to a vote of the Shareholders.

              SHAREHOLDER PROPOSALS FOR 2002 MEETING

     Proposals that shareholders intend to present at the 2002 annual meeting of stockholders (other than those submitted for inclusion in proxy materials of Luby's pursuant to Rule 14a-8 of the Proxy Rules of the Securities and Exchange Commission) must be received in writing by Luby's no later than October 15, 2001 to be presented at the meeting. Proposals from shareholders owning over $2,000 in stock for more than one year that are submitted under Rule 14a-8 for inclusion in the proxy materials of Luby's must be received in writing by Luby's no later than August 2, 2001. Any such stockholder proposals must be sent to the Secretary of Luby's at its executive offices at 2211 Northeast Loop 410, San Antonio, Texas 78217-4673.


     PLEASE VOTE FOR MRS. FREEMAN AND MESSRS. GREENBERG AND PALMER, AND IN FAVOR OF ALL SHAREHOLDER PROPOSALS.

Sincerely,

THE COMMITTEE OF CONCERNED LUBY'S SHAREHOLDERS

By: HERBERT LESLIE ("LES")GREENBERG
    HERBERT LESLIE ("LES")GREENBERG

                    === PRELIMINARY COPY ===
                       (BLUE PROXY CARD)

                             PROXY
                          LUBY'S, INC.
              2001 ANNUAL MEETING OF SHAREHOLDERS


                   THIS PROXY IS SOLICITED BY
         THE COMMITTEE OF CONCERNED LUBY'S SHAREHOLDERS
                FOR USE AT THE ANNUAL MEETING OF
          SHAREHOLDERS TO BE HELD ON JANUARY 12, 2001
                AND AT ANY ADJOURNMENT THEREOF.

By signing this proxy, you revoke all prior proxies and appoint Herbert Leslie ("Les") Greenberg, Paulette D. Greenberg and Thomas C. Palmer, and each of them, as Proxies, each with full power of substitution, to vote, as designated on the reverse side, at the Annual Meeting of Shareholders of Luby's, Inc. to be held on January 12, 2001, and at any adjournment thereof, all shares of the Common Stock of Luby's, Inc. registered in your name at the close of business on November 27, 2000.

This proxy when properly executed will be voted as specified on the reverse side, but, if no direction is given, this proxy will be voted FOR Elisse Jones Freeman, Herbert Leslie ("Les") Greenberg and Thomas
C. Palmer, FOR Item 2, FOR Item 3, FOR Item 4, and FOR Item 5. Shareholder Proposals are advisory and will not be implemented without Board of Director approval. Notwithstanding the foregoing, if this proxy is to be voted for any nominee and such nominee is unwilling or unable to serve, this proxy will be voted for a substitute in the discretion of the Proxies. The Proxies are authorized to vote in their discretion upon such other matters as may properly come before the Annual Meeting or any adjournment, postponement or rescheduling thereof. The Committee is not aware of any business other than as set forth in the Proxy Statement that will be presented at the Annual Meeting.
          (See reverse side for voting instructions.)

         THE COMMITTEE OF CONCERNED LUBY'S SHAREHOLDERS
                         P. O. Box 6983
                       Tyler, Texas 75711
                         (800) 657-2286
           Fax Nos. (903) 581-4000 or (903) 534-0613
               E-mail: LubysShareholders@att.net








                       (BLUE PROXY CARD)

The Committee of Concerned Luby's Shareholders ("Committee") recommends a vote FOR Elisse Jones Freeman, Herbert Leslie ("Les") Greenberg and Thomas C. Palmer on Item 1, FOR Item 2, FOR Item 3, FOR
Item 4 and FOR Item 5.

1.   Election of Directors:

     Elisse Jones Freeman
     [ ] FOR      [ ] AGAINST      [ ] WITHHELD
     Herbert Leslie ("Les") Greenberg
     [ ] FOR      [ ] AGAINST      [ ] WITHHELD
     Thomas C. Palmer
     [ ] FOR      [ ] AGAINST      [ ] WITHHELD

2. Shareholder proposal, by Herbert Leslie Greenberg, a member of the Committee and a Nominee, to amend By-Laws to eliminate staggered terms of office for and conduct annual elections of all members of the Board of Directors.
     [ ] FOR      [ ] AGAINST      [ ] ABSTAIN

3.   Shareholder proposal, by Paulette D. Greenberg, to withhold executive officer cash bonuses unless financial status of
     Luby's improves from year to year.
     [ ] FOR      [ ] AGAINST      [ ] ABSTAIN

4.   Shareholder proposal to amend Corporate Guidelines so that each Director has the right to place items for discussion on agenda at meetings of the Board of Directors without
     permission of Chairman of the Board.
     [ ] FOR      [ ] AGAINST      [ ] ABSTAIN

5.   Shareholder proposal to remove all anti-takeover defenses.
     [ ] FOR      [ ] AGAINST      [ ] ABSTAIN

6. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. The Committee is not aware of any business other than as set forth in the Proxy Statement that will be presented at the Annual Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Elisse Jones Freeman, Herbert Leslie ("Les")Greenberg and Thomas C. Palmer (Item 1), and FOR Shareholder Proposals 2, 3, 4 and 5.

The undersigned revokes any prior proxies to vote the shares covered by this Proxy.

     DATED: ______, 200_

_____________________________       _______________________________
(PLEASE PRINT YOUR NAME)            (PLEASE PRINT YOUR NAME)

_____________________________       _______________________________
Signatures                          (Signature, if held jointly)
                                    _______________________________
                                    Title
Jointly owned shares will be voted as directed if one owner signs unless another owner instructs to the contrary, in which case the shares will not be voted. Trustees, administrators, etc., should include title and authority. Corporations and Partnerships should provide the full name of the entity and title of authorized person signing the proxy.

To vote in accordance with the recommendations of The Committee of Concerned Luby's Shareholders, just sign and date this proxy. No boxes need be checked.